[Ourpet’s logo]

VIA EDGAR AND FAX

January 21, 2009

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	OurPet’s Company
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Form 8-K Filed October 28, 2008
File No. 000-31279

Dear Mr. Cash:

On behalf of OurPet’s Company, a Colorado corporation, please find below OurPet’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to the undersigned dated December 30, 2008. For your convenience, we have repeated your comments before our responses. In addition, we have sent a courtesy copy to Dale Welcome of your staff.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6. Management’s Discussion and Analysis, page 9

Liquidity and Capital Resources, page 11

1.	You disclose in your document the target ratios that you are required to maintain for your line of credit. In future filings please also quantify and disclose the actual ratio for each financial covenant you disclose, and any other material financial covenants you are subject to, as of the date of the latest balance sheet presented.

In future filings we will quantify and disclose the actual ratios for each financial covenant we discuss. Furthermore, while we currently are not subject to any material financial covenants other than the ones we discuss in our filings, we will disclose any other material financial covenants that we become subject to in the future, as of the date of the latest balance sheet presented.

1 | Page

Consolidated Statements of Operations, page 23

2.	We note that you classify litigation expense outside of income from operations. It appears to us that this item should be classified within income from operations. Please advise.

The litigation expense was incurred in response to a patent infringement lawsuit and related claims filed with the International Trade Commission (“ITC”) by Applica Consumer Products, Inc. (“Applica”). The expense was presented as a separate line item on the income statement due to its significance and nature. The nature of the lawsuit is unusual for OurPet’s since it involved ITC hearings. We considered the expense to be significant due to its sheer size as compared to the company’s operations. We offer the following items to substantiate our position:

1.	Guidance was provided by Accounting Principles Board Opinion (“APB”) No. 30 – Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, paragraph 26. The literature states that a material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, should be reported as a separate component of income from continuing operations. The nature and financial effects of each event or transaction should be disclosed on the face of the income statement or, alternatively, in the notes to the financial statements. Gains or losses of a similar nature that are not individually material should be aggregated. Such items should not be reported on the face of the income statement net of income taxes or in any other manner that may imply that they are extraordinary items. Similarly, the earnings per share effects should not be disclosed on the face of the income statement

2.	The multi-step statement option to present the income statement was selected. Specific items considered were the presentation of net income and extraordinary items and how this applied to the current situation involving litigation expense. When the multi-step statement is utilized, the following items, where applicable, are usually identified separately on the face of the income statement:

•	Net sales

•	Cost of sales

•	Gross profit

•	Operating expenses

•	Income (loss) from operations

•	Elements of other income

•	Large or unusual items not qualifying as extraordinary items

•	Equity in the earnings (losses) of unconsolidated subsidiaries and investees

•	Minority interests in the earnings (losses) of consolidated subsidiaries

•	Income before income taxes

•	Income taxes

2 | Page

•	Income from continuing operations

•	Discontinued operations net of income tax effect

•	Income (loss) before extraordinary items and the cumulative effects of accounting changes

•	Extraordinary items, net of income tax

•	Cumulative effects of individually significant accounting changes

After considering the aforementioned items, we determined that the presentation of the litigation expense for the Applica claims as a separate line item outside of income from operations was appropriate due to the claims being both significant and unusual. Our routine legal expenses have always been, and will continue to be, included as a part of operating expenses. However, to include a significant and unusual expense as an operating expense would skew the cost of operations in a manner that would be misleading to the reader. We believe our expanded statement provides the reader with the most useful information possible.

Litigation, page 36

3.	Please provide us with your assessment as to the probability (remote, reasonably possible, probable) of material losses related to the patent infringement matter as of the date of your response.

To assist in our evaluation of the merits of the patent infringement litigation, we had independent patent counsel review the patents that were at issue. The independent counsel found no basis for a successful infringement claim and we therefore continue to believe that the patent infringement actions filed against us by Applica are without merit. Based on the legal opinion we received and the evaluation of the Applica claims by the litigation counsel handling our defense, we think the likelihood of our losing on the merits to be remote.

Furthermore, in December 2008, an Administrative Law Judge with the ITC issued his Initial Determination on the action filed against us by Applica and found in our favor on all but one claim. We believe that the one claim on which we lost was decided on incorrect facts, and have appealed the determination on that claim. The ITC’s Office of Unfair Import Investigations, which functions as an independent litigant representing the public interest in the investigation, filed a petition for review of the Initial Determination as well, requesting that the ITC find that the one claim on which we lost was in fact not infringed and that the claims of the Applica patent asserted against us are invalid. Applica has also appealed the determination. In the interim, we proceeded to make a minor modification to our product that renders moot the one claim on which we lost for products sold in the future. We expect a ruling on the appeals in March 2009. While we are encouraged by the results of the Initial Determination and have no reason to believe that future decisions from the ITC or the Federal courts will be to our detriment, there is no way to predict with any certainty the outcome of these actions.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 2. Management’s Discussion and Analysis, page 12

Liquidity and Capital Resources, page 15

3 | Page

4.	Please supplementally tell us whether you are in compliance with your financial covenants at September 30, 2008. Additionally, please revise future filings to disclose whether you are in compliance with your debt covenants as of the date of the latest balance sheet presented.

At September 30, 2008, due to the large amount of legal costs expensed in the third quarter, we were not in compliance with the minimum adjusted tangible net worth and the debt service coverage ratio included in our bank line of credit agreement. The minimum adjusted tangible net worth is required to be $3,000,000. At September 30, 2008, it was $2,925,647; however, as of December 31, 2008, the date of our latest internal financial statements, the company was in compliance with this covenant with a minimum adjusted tangible net worth of $3,333,714.

The debt service coverage ratio is required to be not less than 1.15 to 1.00. At September 30, 2008, it was (2.48), mainly as a result of the net loss of $617,589 for the third quarter. With our legal costs decreasing from what they were in the third quarter, the debt service coverage ratio, when tested at December 31, 2008, was 1.18x.

We have informed our bank regarding the covenant results. Our lender, recognizing that the company was in compliance with the financial covenants as of December 31, 2008, waived the company’s noncompliance in the quarter ended September 30, 2008. Our lender has also renewed our line of credit through June 30, 2009

We will disclose in the appropriate filings in the future whether or not the company is in compliance or not with its material financial covenants.

5.	Given the significance of your litigation expense for the nine months ended September 30, 2008, please expand your disclosure in future filings to address how the patent litigation matter has affected your liquidity during the current period, including its impact on your financial covenants, as well as the anticipated impact on your operating cash flows during 2009, and how you intend to meet your operating cash requirements in the coming year given this matter.

We will include the requested disclosure in our future filings.

Form 8-K filed April 30, 2008

Form 8-K filed August 6, 2008

Form 8-K filed October 28, 2008

6.	We note that your disclosure of the non-GAAP measures “income before litigation expense” and “EBITDA before litigation expense” appear to violate Item 100(a) of Regulation G. Please revise future filings accordingly.

4 | Page

In future filings we will not disclose such non-GAAP measures or, in the alternative, if we determine that any such disclosure would be helpful to investors, we will include the accompanying GAAP disclosures and reconciliation as required by Item 100(a) of Regulation G.

Acknowledgement

Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by OurPet’s Company set forth in this letter, please do not hesitate to contact me at 440-354-6500, ext. 109, or our attorney, Connie S. Carr, at 216-736-7223.

/s/ John G. Murchie
John G. Murchie
Chief Financial Officer

cc:	Dale Welcome
Connie S. Carr
Beverly Vitaz

5 | Page